UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Mercer Insurance Group Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    587902107
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                  July 6, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP NO. 587902107

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               5,293 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             4,883 Shares of Common Stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            5,293 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     4,883 Shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,176 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.16%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA



                                  SCHEDULE 13D

CUSIP NO. 587902107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               127,232 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                    -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            127,232 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                             -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              127,232 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.93%

14 TYPE OF REPORTING PERSON*
           PN, BD

                                  SCHEDULE 13D

CUSIP NO. 587902107

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               32,295 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            32,295 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,295 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.49%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 269151106

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               100,431 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            100,431 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           100,431 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.53%

14 TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 269151106

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               69,192 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            69,192 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           69,192 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.05%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Mercer Insurance Group, Inc., 10 North Hughway 31, P.O. Box 278, Pennington, N.J., 08534 .

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC**, LOF, LMF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC**, LOF, LMF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise). In light of the history of the Issuer, Loeb is of the firm belief that the Issuer has only one viable option, a sale or complete liquidation of the Issuer on a timely and cost-effective basis. Loeb may engage in talks with the Issuer or seek Board representation if this option is not pursued vigorously. Loeb intends to review its investment in the Issuer on a continuing basis and may in the future take such actions with respect to its investment in the Issuer, as well as, without limitation, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of July 11, 2007.

                                    Shares of Common Stock

Loeb Arbitrage Fund                      127,232
Loeb Partners Corporation**               10,176
Loeb Offshore Fund Ltd.                   32,295
Loeb Marathon Fund LP                    100,431
Loeb Marathon Offshore Fund Ltd.          69,192
                                         --------
                                         339,326
-----------------
**Including shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.



The total shares of Common Stock constitute 5.17% of the 6,560,720 outstanding shares of Common Stock as reported by the issuer.

(b) See paragraph (a) above

(c) The  following  purchases  of Common  Stock have been made in the last sixty
(60) days by the following:

                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.**         05-31-07        429             $18.40
                              06-01-07        237              18.44
                              06-04-07        928              18.56
                              06-05-07        765              18.38
                              06-06-07         71              18.20
                              06-07-07        529              18.37
                              06-13-07        124              18.37
                              06-04-07        123              18.48
                              06-15-07        443              19.32
                              06-18-07         94              19.85
                              06-19-07        460              19.86
                              06-20-07       1257              20.04
                              06-21-07        661              20.01
                              06-22-07        855              20.01
                              06-26-07        947              20.02
                              06-27-07         23              19.93
                              06-28-07         10              19.76
                              06-29-07        141              19.80
                              07-02-07        637              20.04
                              07-06-07        745              20.02
                              07-09-07        676              20.03
                              07-11-07         21              19.70

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           05-31-07       4814             $18.40
                              06-01-07       2969              18.44
                              06-04-07      11632              18.56
                              06-05-07       9591              18.38
                              06-06-07        883              18.20
                              06-07-07       6622              18.37
                              06-13-07       1553              18.37
                              06-14-07       1536              18.48
                              06-15-07       5624              19.32
                              06-18-07       1167              19.85
                              06-19-07       5763              19.86
                              06-20-07      15745              20.04
                              06-21-07       8280              20.01
                              06-22-07      10715              20.01
                              06-26-07      11861              20.02
                              06-27-07        301              19.93
                              06-28-07        123              19.76
                              06-29-07       1765              19.80
                              07-02-07       8110              20.04
                              07-06-07      17916              20.03
                              07-11-07        262              19.70

Holder                            Date     Shares      Average Price
Loeb Offshore Fund            05-31-07       1237             $18.40
                              06-01-07        757              18.44
                              06-04-07       2964              18.56
                              06-05-07       2444              18.38
                              06-06-07        225              18.20
                              06-07-07       1687              18.37
                              06-13-07        396              18.37
                              06-14-07        391              18.48
                              06-15-07       1413              19.32
                              06-18-07        298              19.85
                              06-19-07       1468              19.86
                              06-20-07       4012              20.04
                              06-21-07       2109              20.01
                              06-22-07       2730              20.01
                              06-26-07       3022              20.02
                              06-27-07         76              19.93
                              06-28-07         31              19.76
                              06-29-07        450              19.80
                              07-02-07       1970              20.04
                              07-09-07       4548              20.03
                              07-11-07         67              20.02

Holder                            Date     Shares      Average Price
  Loeb Marathon Fund LP       05-31-07       3783             $18.40
                              06-01-07       2312              18.44
                              06-04-07       9061              18.56
                              06-05-07       7471              18.38
                              06-06-07        688              18.20
                              06-07-07       5159              18.37
                              06-13-07       1210              18.37
                              06-14-07       1197              18.48
                              06-15-07       4319              19.32
                              06-18-07        910              19.85
                              06-19-07       4489              19.86
                              06-20-07      12266              20.04
                              06-21-07       6450              20.01
                              06-22-07       8347              20.01
                              06-26-07       9240              20.02
                              06-27-07        233              19.93
                              06-28-07         95              19.76
                              06-29-07       2356              19.80
                              07-02-07       6348              20.04
                              07-06-07      14147              20.02
                              07-11-07        350              19.70

Holder                            Date     Shares      Average Price
   Loeb Marathon Offshore     05-31-07       2698             $18.40
      Fund Ltd.               06-01-07       1650              18.44
                              06-04-07       6463              18.56
                              06-05-07       5329              18.38
                              06-06-07        491              18.20
                              06-07-07       3679              18.37
                              06-13-07        863              18.37
                              06-14-07        853              18.48
                              06-15-07       3081              19.32
                              06-18-07        649              19.85
                              06-19-07       3202              19.86
                              06-20-07       8748              20.04
                              06-21-07       4600              20.01
                              06-25-07       5953              20.01
                              06-26-07       6590              20.02
                              06-27-07        167              19.93
                              06-28-07         68              19.76
                              07-02-07       4370              20.04
                              07-06-07       9738              20.02
-----------------
**Including shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.


All reported transactions were effected Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.


Signature

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2007                            Loeb Partners Corporation



                                    By: /s/ Gideon J. King
                                            Executive Vice President




July 13, 2007                             Loeb Arbitrage Fund
                                    By: Loeb Arbitrage Management, Inc., G.P.



                                    By: /s/ Gideon J. King
                                            President



July 13, 2007                             Loeb Offshore Fund Ltd.



                                     By: /s/ Gideon J. King
                                             Director


July 13, 2007                               Loeb Marathon Fund LP
                                     By: Loeb Arbitrage Management, Inc., G.P.



                                     By: /s/ Gideon J. King
                                             President


July 13, 2007                               Loeb Marathon Offshore Fund Ltd.



                                      By: /s/ Gideon J. King
                                               Director